FORM 12B-25

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Notification of Late Filing

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5

Address of Principal Executive Office

Check one: [ ]Form 10-K [X]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: August 31, 2004

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

Platinum Group Metals Ltd.

Former Name if Applicable:

New Millennium Metals Corp.

Address:

Suite 328 – 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate) [X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Platinum Group Metals Ltd. (the "Company") could not complete the filing of its Annual Report on Form 20-F for the year ended August 31, 2003 due to a delay in obtaining and compiling information required to be included in the Company's Form 20-F, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 20-F no later than the 15th calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Frank Hallam, CFO and Director, tel: (604) 899-5450.

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X]Yes [  ]No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Platinum Group Metals. Ltd. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 16th, 2005

By: “Frank Hallam”

   Frank Hallam, CFO & Director